Jonathan R. Zimmerman Partner jon.zimmerman@FaegreBD.com Direct +1 612 766 8419	Faegre Baker Daniels LLP 2200 Wells Fargo Center, 90 South Seventh Street Minneapolis, Minnesota 55402-3901 Phone +1 612 766 7000 Fax +1 612 766 1600

By EDGAR

April 17, 2015

Lisa Vanjoske

Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:        CoLucid Pharmaceuticals, Inc.

              Registration Statement on Form S-1 (File No. 333-203100)

Dear Ms. Vanjoske:

On behalf of CoLucid Pharmaceuticals, Inc. (the “Company”), we are transmitting the following responses of the Company to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 23, 2015 (the “Comment Letter”), relating to the Draft Registration Statement on Form S-1 (File No. 377-00938) filed with the Commission on February 24, 2015 and the Registration Statement on Form S-1 (File No. 333-203100) filed with the Commission on March 30, 2015 that was subsequently revised on April 10, 2015. In this letter, we are only responding to comment 24 in the Comment Letter, the text of which we have incorporated into this response letter for convenience. The supplemental response set forth below is provided in light of remarks made before the 2014 AICPA National Conference on Current SEC and PCAOB Developments by T. Kirk Crews, professional accounting fellow in the Commission’s Office of the Chief Accountant.

Note 8: Subsequent Events, page F-21

24.	Provide us your analysis of the accounting for the issuance of Series C redeemable convertible preferred stock in January 2015 for approximately $0.21 per share. If no beneficial conversion feature will be recognized, tell us why not. Also, tell us how you will account for the inducement for holders of the Series A and Series B convertible preferred stock to participate in the Series C financing resulting in issuing additional Series A and Series B convertible preferred stock. Reference supporting authoritative literature.

Company Response: In the analysis of the accounting for the issuance of Series C redeemable convertible preferred stock issued in January 2015, the Company considered the following authoritative guidance: ASC 470-20, Debt with Conversion and Other Options; ASC 480, Distinguishing Liabilities from Equity; ASC 505, Equity; and ASC

Lisa Vanjoske

April 14, 2015

815-15, Embedded Derivatives, ASC 260-10-S99 Earnings Per Share, and ASU 2014-16, Derivatives and Hedging, Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share is More Akin to Debt or Equity. The Company also considered remarks made before the 2014 AICPA National Conference on Current SEC and PCAOB Developments by T. Kirk Crews, professional accounting fellow in the Commission’s Office of the Chief Accountant.

Extinguishment of Series A and Series B Preferred Stock

The terms of the Series C Stock Purchase Agreement and the Third Amended and Restated Certificate of Incorporation (issued simultaneously) resulted in substantive changes to the existing contractual terms of the Series A and B:

•	Down-round protection provision of Series A and B was waived by the holders;

•	Significant number of additional shares were granted at no cost to holders of Series A and B; and

•	Series A and B became redeemable if Series C is redeemed.

To determine whether this was a modification or extinguishment, the Company utilized the “Qualitative Approach”. The Company determined that the changes resulted in an extinguishment of Series A and B as the changes in terms are significant and would have affected the economic assessment of the inside investors and the new investors. In accordance with the guidance in ASC 260-10-S99-2, the Company compared the fair value of the consideration transferred to the holders of the Series A and B preferred stock and the carrying amount of the preferred stock immediately before the transaction. The difference was recorded as an adjustment to the earnings available to common stockholders.

Evaluation of Embedded Derivatives

The conversion feature is not legally detachable or separately exercisable and there for is not subject to ASC 480. However, it must be evaluated under ASC 815 to determine whether the hybrid instruments are subject to bifurcation.

The Company used the “whole instrument approach” to determine whether the nature of the host contract in a hybrid financial instrument issued in the form of a share is more akin to debt or equity. As such, the Company has considered all stated and implied substantive terms and features of the Series A, Series B, and Series C redeemable convertible preferred stock in determining the nature of the host contract. The ASU clarifies that the existence or omission of any single feature does not determine the economic characteristics and risks of the host contract.

The assessment of the substance of the relevant terms and features incorporated consideration of (1) the characteristics of the terms and features themselves, (2) the circumstances under which the hybrid financial instrument was issued, and (3) the potential outcomes of the hybrid financial instrument.

Lisa Vanjoske

April 14, 2015

The Company’s preferred stock is effectively a residual interest in the Company. The Company is thinly capitalized and it is unlikely that the redemption feature could be exercised. A successful public offering would trigger mandatory conversion to common stock. If the public offering is not successful, it is probable that the Company would be sold before the date at which holders would have the option to redeem (five years from issuance). The preferred stockholders have voting rights and participate in dividends on an as converted basis.

As such, the Company has concluded that the preferred shares are more akin to equity than debt and as such the embedded equity contracts are considered clearly and closely related to the host and do not require bifurcation.

No Beneficial Conversion Feature

All of the preferred stock is convertible to common at 1:1. The fair value of common stock at the Series C transaction date indicated by the valuation report is $0.19. As the issuance price of Series C was $0.21 and the fair value after the extinguishment was $0.21 for Series A and $0.22 for Series B, there is no beneficial conversion feature.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (612) 766-8419 if you have any questions or comments regarding the foregoing or if we can be of service in facilitating your review of this filing.

Sincerely,

/s/ Jonathan R. Zimmerman

Jonathan R. Zimmerman

cc:	Jeffrey P. Riedler, U.S. Securities and Exchange Commission
Preston Brewer, U.S. Securities and Exchange Commission
Sharon Blume, U.S. Securities and Exchange Commission
Thomas P. Mathers, Chief Executive Officer, CoLucid Pharmaceuticals, Inc.
Matthew D. Dallas, Chief Financial Officer, CoLucid Pharmaceuticals, Inc.
Peter N. Handrinos, Latham & Watkins LLP
Nathan Ajiashvili, Latham & Watkins LLP